John G. Shively Direct: 314-259-2682 jgshively@bryancave.com

CONFIDENTIAL TREATMENT REQUESTED BY
BUILD-A-BEAR WORKSHOP, INC.

October 7, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 File Number 333-118142 (the “Registration Statement”) Response to Comment #25 from Comment Letter dated September 27, 2004

Dear Mr. Owings:

On behalf of Build-A-Bear Workshop, Inc., a Delaware corporation (the “Company”), and as mentioned in our initial response to comment #25 in the Company’s response letter filed with the Commission on October 1, 2004, we hereby enclose the Company’s response to comment #25 from the comment letter of the staff dated September 27, 2004. This supplemental response letter sets forth comment #25 from the staff in the September 27, 2004 comment letter in italics and the Company’s response.

* * *

Note (14) Stock Option Plan, page F-21

25.	We have reviewed your response to our previous comment 101. We will not evaluate this issue until the anticipated public offering price is known and the amount of the discrepancy between the price of these shares being offered and the exercise price of the options issued on March 16, 2004 and April 26, 2004 is determinable. In planning the timing of your offering, please recognize that it will take some time to evaluate your response once this information is received. As such, please provide us with this information in your next supplemental response as we may have further comments on this issue. To further facilitate

Securities and Exchange Commission October 7, 2004	CONFIDENTIAL TREATMENT REQUESTED BY BUILD-A-BEAR WORKSHOP, INC.

our review, please provide a timeline, working backwards, detailing each reduction in fair value from August 12, 2004 — the date you initially filed your Form S-1 — to March 16, 2004, as well as an explanation for each decrease. We assume you will use the expected IPO price from August 12, 2004 to the present. Any change in this price between August 12, 2004 and the present should be addressed separately with the specific market factors that resulted in these changes identified. To further support this timeline, please provide us with detail, for the same period, of changes in the share price of the comparable public companies identified in the appraisal provided. These companies include The Gymboree Corporation, The Children’s Place Retail Stores, Too, Inc. and Hot Topic, Inc. Finally, please tell us about any discussions you have had with your underwriters, prior to and throughout the offering process, regarding the pricing of these shares being offered and reconcile these discussions with the trend information requested above.

The Company acknowledges the request for both an anticipated public offering price as well as a timeline, working backwards, detailing each reduction in fair value from August 12, 2004, the date of the Company’s initial filing, to March 16, 2004, the date of grant for stock options at $8.78 per share. Based on discussions with the Company’s underwriters and recent analysis of the anticipated public offering price, the Company anticipates the offering to be priced at between $16-$18 per share. With respect to providing a timeline working backwards from August 12, 2004 to March 16, 2004, the Company offers the following considerations:

•	The primary drivers of the change in pricing were not date specific triggering events, but the cumulative impact of a significant change in operating results that the Company is realizing and which was not being realized until after February 2004 (as the Company had incurred negative same store sales comparables for the preceding 36 months prior to that time). In addition, the magnitude of the change in operating results was not anticipated at the time of the Company’s independent valuation.

•	As the Company discussed in its original response, the actual increases to sales and net income to date resulting from the change in the business model have been greater than was originally anticipated. The anticipated impacts from the change in the business model were included as best they could be determined at the date of the valuation. Please note that this change in the business model, namely, the national marketing campaign, was a recent development. This campaign was initiated for the first time in the fourth quarter of 2003 in eight test markets, as compared to the over 50 markets in which the Company operates stores, and was rolled out nationally in February and March of 2004. Because the rollout had only recently begun at the time of the valuation (March 2004), there was limited data available to predict the magnitude of this change at the time of the independent valuation. In addition, the results of the national roll-out have exceeded the results of the initial test markets.

•	The Company anticipated significant improvements in results but actual results have been even better than anticipated. Attached as Appendix A is a table of comparable store sales growth for the months in the interim period from the most recent period to the period of the granted options: Since April 26, 2004, the Company has not had any subsequent equity

Securities and Exchange Commission October 7, 2004	CONFIDENTIAL TREATMENT REQUESTED BY BUILD-A-BEAR WORKSHOP, INC.

activity, including no additional options having been granted, Accordingly, there has been no necessity for obtaining an updated valuation of the Company during this period.

The valuation performed to price the options granted in March and April 2004 was performed by an independent appraisal company which had performed an appraisal previously for the Company. The valuation was conducted on a timely and contemporaneous basis and the valuation specialist is independent of both the Company and its investors. In reviewing the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Company notes that such a valuation, in the hierarchy of valuation alternatives, is the highest level of valuation that can be provided in the event there is not a presence of similar transactions between a willing buyer and a willing seller. Accordingly, management believes that the valuation obtained was, and is, the best indicator of value at the time the options were granted.

Attached as Appendix B is share price data for March through August 2004 for the companies referenced in Comment 25. The Company notes that the anticipated offering price range of $16-$18 is consistent with the low end of the range of preliminary valuations of the underwriters discussed with the Company during the underwriter selection process, which took place in late May 2004. The Company believes such preliminary valuations reflected the positive trends which resulted from the national marketing campaign that began in February 2004, as well as the share prices of comparable companies at the same time.

The Company believes it appropriately valued the options based on the best data available to it at the time the options were granted, and that the financial statements properly reflect the value of the options granted to the employees. However, the Company advises the staff that the impact of an assumed fair value of $16 at the date of grant would have resulted in an aggregate pre-tax effect over the life of the options of $2.2 million and a reduction of net income before taxes for the 26 weeks ended July 3, 2004 of $289,000, or 1.7%. Upon completion of the offering, provisions of the Company’s stock option agreements provide for acceleration of vesting. Accordingly, any unamortized stock-based compensation would be recognized at such time.

* * *

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Registration Statement, please advise us at your earliest convenience. You may reach R. Randall Wang at 314-259-2149, James H. Erlinger III at 314-259-2723 or me at 314-259-2682, or any of us by fax at 314-259-2020.

Very truly yours,

/s/ John G. Shively

John G. Shively

Securities and Exchange Commission October 7, 2004	CONFIDENTIAL TREATMENT REQUESTED BY BUILD-A-BEAR WORKSHOP, INC.

Enclosures

cc:	Pradip Bhaumik (w/encl.)
Rufus Decker (w/encl.)
James Hoffmeister (w/encl.)
Ellie Quarles (w/encl.)
  Securities and Exchange Commission
Maxine Clark (w/encl.)
Barry Erdos (w/encl.)
Tina Klocke (w/encl.)
  Build-A-Bear Workshop, Inc.
Gerald J. Carlson (w/encl.)
  KPMG LLP
James H. Erlinger III (w/encl.)
R. Randall Wang (w/encl.)

Securities and Exchange Commission October 7, 2004	CONFIDENTIAL TREATMENT REQUESTED BY BUILD-A-BEAR WORKSHOP, INC.

APPENDIX A

[Confidential treatment requested for this portion of this response]

Securities and Exchange Commission October 7, 2004	CONFIDENTIAL TREATMENT REQUESTED BY BUILD-A-BEAR WORKSHOP, INC.

APPENDIX B

	3/16/2004	4/1/2004	4/24/2004	5/1/2004	6/1/2004	7/1/2004	8/1/2004	8/12/2004
Children’s Place
Stock Price	$29.17	$30.88	$28.95	$26.36	$23.81	$23.44	$20.50	$18.20
2004E P/E	22.0x	23.2x	21.5x	19.5x	17.7x	17.4x	17.0x	15.2x
2005E P/E	18.5x	19.5x	18.0x	16.3x	14.7x	14.4x	13.6x	12.1x

Gymboree
Stock Price	$15.86	$16.83	$17.60	$17.65	$14.74	$15.46	$15.83	$13.92
2004E P/E	16.8x	17.8x	18.6x	18.6x	15.5x	16.3x	16.7x	15.1x
2005E P/E	14.2x	15.1x	15.7x	15.8x	13.2x	13.8x	14.2x	12.6x

Hot Topic
Stock Price	$25.83	$25.82	$22.51	$22.26	$21.30	$20.99	$15.92	$14.63
2004E P/E	22.1x	22.1x	19.3x	19.1x	18.5x	18.2x	15.9x	14.7x
2005E P/E	18.6x	18.5x	16.2x	16.0x	15.5x	15.3x	13.4x	12.4x

Too
Stock Price	$18.61	$20.54	$18.97	$17.54	$16.92	$16.62	$14.98	$13.38
2004E P/E	18.8x	20.7x	19.2x	17.7x	16.7x	16.6x	15.1x	13.6x
2005E P/E	16.5x	18.0x	16.6x	15.4x	14.4x	14.1x	13.0x	11.7x